ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.4.1 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION



SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS




07073990

NORTHFIELD BANCORP, INC.
(Exact Name of Registrant as Specified in Charter)

0001401700
(Registrant's CIK Number)

Exhibit 99.4.1 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-143643
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Staten Island, New York, on August 9, 2007.

NORTHFIELD BANCORP, INC.

By: 

John Alexander
Chairman and Chief Executive Officer



July 26, 2007

Mr. John Alexander
Northfield Bancorp, Inc.
Northfield Bank
1731 Victory Boulevard
Staten Island, NY 10314

Dear Mr. Alexander:

Recent market conditions have prompted FinPro, Inc. ("FinPro") to reduce the estimated value range for the common stock (the "Common Stock") of Northfield Bancorp, Inc. (the "Bank"). FinPro believes that a 10% downward adjustment to the appraised value is appropriate based the change in market conditions since the initial appraisal. This updated appraisal is furnished pursuant to market pricing as of July 26, 2007 and the Bank's results for the six months ended June 30, 2007. FinPro's appraisal report, dated May 29, 2007, included the Bank's results for the three months ended March 31, 2007 and market pricing as of May 29, 2007.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 43.00% of the total shares will be sold to the depositors and public,
- 2.00% of the total shares will be contributed to a charitable foundation,
- cash equal to $3.0 million will be contributed to a charitable foundation,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $2.7 million at the midpoint,
- there will be an ESOP equal to 3.92% of the total shares outstanding funded internally, amortized over 30 years straight-line,
- there will be an MRP equal to 1.96% of the total shares outstanding, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 4.90% of the total shares outstanding, expensed at $3.20 per option over 5 years straight-line,
- the tax rate is assumed at 40.00%, and
- the net proceeds will be invested at the one-year treasury rate of 4.90%, pre-tax.

In preparing this updated appraisal, FinPro reviewed its amended appraisal and the Bank's prospectus. FinPro considered, among other factors, recent developments in stock market conditions, changes in the interest rate environment, level of subscription interest, as well as recent developments in the Bank's financial performance. FinPro reviewed the Bank's most recent financial performance with its management as well as other sources of public information that FinPro believes are reliable; however, FinPro cannot guarantee the accuracy and completeness of such information.

FinPro's updated appraisal is based upon the Bank's representation that the information contained in its prospectus and additional information furnished to us by same is truthful, accurate, and complete. FinPro did not independently verify the financial statements, and other information provided by the Bank, nor did FinPro independently value any of the Bank's assets or liabilities. This updated appraisal considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

FinPro's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock in the conversion. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to sell such shares at prices related to the foregoing estimate of the Bank's pro forma market value. FinPro, Inc. is not a seller of securities within the meaning of any federal or state securities laws, and any report prepared by FinPro, Inc. shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

FinPro's opinion is based upon circumstances as of the date hereof, including current conditions in the United States securities markets. Events occurring after the date hereof, including, but not limited to, changes affecting the United States securities markets and subsequent results of operations of the Bank could materially affect the assumptions used in preparing this opinion.

FINANCIAL UPDATE

Between March 31, 2007 and June 30, 2007, the Company's assets decreased $5.3 million, loans decreased $2.3 million and deposits increased $5.1 million. Stockholder's equity decreased $902 thousand.

FIGURE 1 – FINANCIAL CONDITION DATA

	June30, 2007	March 31, 2007	Change Amount	Change (%)
		($ in 000's)		
Selected Financial Data				
Total assets	$ 1,287,560	$ 1,292,906	$ (5,346)	-0.41%
Cash and cash equivelents	51,675	48,793	2,882	5.91%
Securtiies available for sale, at esitmated market value	696,615	681,155	15,460	2.27%
Securties held-to-maturity	22,669	24,498	(1,829)	-7.47%
Trading securities	3,463	2,899	564	19.45%
Loans held-for-sale	469	340	129	37.94%
Loans, net	419,505	421,835	(2,330)	-0.55%
Bank owned life insurance	40,687	40,255	432	1.07%
Federal Home Loan Bank of New York stock, at cost	6,117	6,781	(664)	-9.79%
Securities sold under repurchase agreements	109,000	117,000	(8,000)	-6.84%
Other borrowings	22,479	22,507	(28)	-0.12%
Deposits	971,613	966,491	5,122	0.53%
Stockholder's equity	$ 170,088	$ 170,990	$ (902)	-0.53%

Source: Offering Circular

Net income decreased $694 thousand, or 23.44%, for the three months ended June 30, 2007 when compared to the three months ended June 30, 2006. The decrease is primarily attributable to lower net interest income and higher noninterest expense, which was partially offset by higher noninterest income and lower income tax expense. For the comparable six month periods, earnings grew due to an increase in noninterest income which was attributable to the gain on the sale of branches.

FIGURE 2 - OPERATING DATA

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change	
	2007	2006	Amount	(%)	2007	2006	Amount	(%)
Selected Operating Data:								
Interest income	$ 15,644	$ 16,329	$ (685)	-4.19%	$ 31,146	$ 32,434	$ (1,288)	-3.97%
Interest expense	7,397	6,919	478	6.91%	14,641	13,328	1,313	9.85%
Net interest income	8,247	9,410	(1,163)	-12.36%	16,505	19,106	(2,601)	-13.61%
Provision for losses on loans	97	60	37	61.67%	537	210	327	155.71%
Net interest income after provision for loan losses	8,150	9,350	(1,200)	-12.83%	15,968	18,896	(2,928)	-15.50%
Non-interest income	1,370	954	416	43.61%	6,972	2,083	4,889	234.71%
Non-interest expense	5,997	5,653	344	6.09%	12,023	11,298	725	6.42%
Income before income tax expense	3,523	4,651	(1,128)	-24.25%	10,917	9,681	1,236	12.77%
Income tax expense	1,256	1,690	(434)	-25.68%	3,957	3,540	417	11.78%
Net income	$ 2,267	$ 2,961	$ (694)	-23.44%	$ 6,960	$ 6,141	$ 819	13.34%

Source: Offering Circular

As discussed on the previous page, profitability for the three months ended June 30, 2007 decreased when compared to the three months ended June 30, 2006. Net interest margin declined and noninterest expense levels rose. Nonperforming loans and assets increased since June 30, 2006 and capital levels increased.

FIGURE 3 – KEY RATIOS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Selected Financial Ratios and Other Data:				
Performance Ratios:				
Return on average assets	0.71%	0.87%	1.09%	0.90%
Return on average equity	5.33%	7.97%	8.37%	8.23%
Interest rate spread	2.15%	2.48%	2.18%	2.54%
Net interest margin	2.68%	2.87%	2.70%	2.91%
Efficiency ratio	62.36%	54.54%	51.21%	53.52%
Non-interest expense to average total assets	1.87%	1.67%	1.88%	1.66%
Average interest-earning assets to average interest-bearing liabilities	122.22%	118.57%	121.60%	118.28%
Average equity to average total assets	13.26%	10.97%	13.03%	10.98%
Asset Quality Ratios:				
Non-performing assets to total assets	0.91%	0.33%	0.91%	0.33%
Non-performing loans to total loans	2.76%	1.07%	2.76%	1.07%
Allowance for loan losses to non-performing loans	40.35%	112.73%	40.35%	112.73%
Allowance for loan losses to total loans	1.12%	1.20%	1.12%	1.20%
Capital Ratios:				
Total capital (to risk-weighted assets)	25.59%	23.94%	25.59%	23.94%
Tier I capital (to risk-weighted assets)	24.87%	23.17%	24.87%	23.17%
Tier I capital (to average assets)	13.23%	11.64%	13.23%	11.64%
Other Data:				
Number of full service offices	18	19	18	19
Full time equivalent employees	202	203	202	203

Source: Offering Circular

Taken collectively, FinPro viewed the changes in financial condition and results from operations unfavorably in determining the updated appraisal value.

THRIFT EQUITY MARKET

Since May 29, 2007, (the date of the market prices in FinPro's appraisal) the market value of thrift stocks, as measured by the SNL Thrift Index, decreased 12.60%. The SNL MHC Index decreased 11.87% during this time period.

Meanwhile, the S&P 500 Index and the Dow Jones Industrial Average decreased 2.34% and 0.35%, respectively. The index changes were as follows:

FIGURE 4 - PERIOD INDEX CHANGE

	5/29/2007	7/26/2007	$ Change	% Change
Index				
MHC Index	3,750.0	3,304.7	(445.30)	-11.87%
SNL Index	1,729.4	1,511.4	(217.96)	-12.60%
S&P 500	1,518.1	1,482.7	(35.45)	-2.34%
Dow Jones Industrial Average	13,521.3	13,473.6	(47.77)	-0.35%

Source: SNL Securities and FinPro Calculations

Comparable Group Price Change

All of the Comparable Group members experienced a decrease in stock price. The decrease in the median stock price was 11.65% and the average stock price decrease was 12.22%.

Figure 5 - Comparable Price Change

Ticker	Short Name	7/26/2007 Market Value ($M)	7/26/2007 Stock Price ($)	5/29/2007 Stock Price ($)	Dollar Change ($)	Percentage Change (%)
	Comparable Group					
CSBK	Clifton Savings Bancorp, Inc. (MHC)	284.10	9.98	11.70	(1.72)	-14.70%
KRNY	Kearny Financial Corp. (MHC)	863.50	12.06	13.76	(1.70)	-12.35%
MGYR	Magyar Bancorp, Inc. (MHC)	72.30	12.20	14.60	(2.40)	-16.44%
OSHC	Ocean Shore Holding Company (MHC)	85.90	10.05	13.30	(3.25)	-24.44%
ONFC	Oneida Financial Corp. (MHC)	90.30	11.75	12.09	(0.34)	-2.81%
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MH	150.00	12.75	13.65	(0.90)	-6.59%
PSBH	PSB Holdings, Inc. (MHC)	66.30	9.75	10.70	(0.95)	-8.88%
RCKB	Rockville Financial, Inc. (MHC)	280.90	14.35	15.26	(0.91)	-5.96%
ROMA	Roma Financial Corporation (MHC)	485.10	14.82	16.50	(1.68)	-10.18%
SIFI	SI Financial Group, Inc. (MHC)	126.30	10.17	12.73	(2.56)	-20.11%
	Comparable Average	250.47	11.79	13.43	(1.64)	-12.22%
	Comparable Median	138.15	11.91	13.48	(1.57)	-11.65%

Source: SNL Securities and FinPro Calculations

The Comparable Group's median price to fully converted LTM core earnings per share decreased by 3.92%. The median price to fully converted tangible book value decreased by 6.49%.

FIGURE 6 - COMPARABLE FULLY CONVERTED MULTIPLE CHANGES

		Price Multiple Changes											
Ticker	Short Name	7/26/2007 Core LTM EPS (x)	5/29/2007 Core LTM EPS (x)	Percentage Change (x)	7/26/2007 Book Value (%)	5/29/2007 Book Value (%)	Percentage Change (%)	7/26/2007 Tangible Bk Value (%)	5/29/2007 Tangible Bk Value (%)	Percentage Change (%)	7/26/2007 Assets (%)	5/29/2007 Assets (%)	Percentage Change (%)
	Comparable Group												
CSBK	Clifton Savings Bancorp, Inc. (MHC)	54.64	59.63	-8.36%	86.86	95.94	-9.47%	86.86	95.94	-9.47%	29.98	34.97	-14.26%
KRNY	Kearny Financial Corp. (MHC)	63.63	65.91	-3.46%	86.21	91.56	-5.84%	93.97	99.18	-5.26%	34.05	37.75	-9.79%
MGYR	Magyar Bancorp, Inc. (MHC)	47.82	50.35	-5.03%	89.01	97.09	-8.32%	89.01	97.09	-8.32%	14.23	17.02	-16.36%
OSHC	Ocean Shore Holding Company (MHC)	22.90	27.91	-17.93%	82.56	97.03	-14.90%	82.56	97.03	-14.90%	13.78	18.08	-23.80%
ONFC	Oneida Financial Corp. (MHC)	18.12	18.56	-2.36%	89.05	90.51	-1.61%	110.81	112.30	-1.32%	18.13	18.61	-2.56%
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MH	28.78	30.25	-4.85%	93.44	96.83	-3.50%	93.44	96.83	-3.50%	27.62	29.28	-5.68%
PSBH	*PSB Holdings, Inc. (MHC)*	*28.25*	*30.27*	*-6.66%*	*79.97*	*84.61*	*-5.48%*	*88.59*	*93.38*	*-5.12%*	*12.89*	*14.05*	*-8.27%*
RCKB	Rockville Financial, Inc. (MHC)	29.44	30.81	-4.45%	97.46	100.70	-3.22%	97.82	101.06	-3.21%	20.47	21.63	-5.38%
ROMA	Roma Financial Corporation (MHC)	42.75	45.19	-5.41%	92.40	96.85	-4.60%	92.50	96.95	-4.59%	41.26	44.70	-7.69%
SIFI	SI Financial Group, Inc. (MHC)	38.05	39.43	-3.50%	86.03	97.01	-11.32%	86.44	97.44	-11.29%	15.31	18.83	-18.66%
	Comparable Average	37.44	39.83	-6.00%	88.30	94.81	-6.87%	92.20	98.72	-6.60%	22.77	25.49	-10.67%
	Comparable Median	33.75	35.12	-3.92%	87.93	96.84	-9.20%	90.75	97.06	-6.49%	19.30	20.23	-4.60%

Source: SNL Securities and FinPro Calculations

The Comparable Group's median price to MHC LTM core earnings per share decreased by 6.21%. The median price to MHC tangible book value decreased by 12.72%.

FIGURE 7 - COMPARABLE MHC MULTIPLE CHANGES

		Price Multiple Changes											
Ticker	Short Name	7/26/2007 Core LTM EPS (x)	5/29/2007 Core LTM EPS (x)	Percentage Change (x)	7/26/2007 Book Value (%)	5/29/2007 Book Value (%)	Percentage Change (%)	7/26/2007 Tangible Bk Value (%)	5/29/2007 Tangible Bk Value (%)	Percentage Change (%)	7/26/2007 Assets (%)	5/29/2007 Assets (%)	Percentage Change (%)
	Comparable Group												
CSBK	Clifton Savings Bancorp, Inc. (MHC)	110.90	130.00	-14.69%	155.70	182.53	-14.70%	155.70	182.53	-14.70%	NA	NA	NA
KRNY	Kearny Financial Corp. (MHC)	NM	NM	NM	182.50	208.20	-12.34%	220.90	252.00	-12.34%	43.04	49.10	-12.34%
MGYR	Magyar Bancorp, Inc. (MHC)	81.30	80.10	1.50%	151.70	176.80	-14.20%	151.70	176.80	-14.20%	15.24	18.46	-17.44%
OSHC	Ocean Shore Holding Company (MHC)	28.70	38.00	-24.47%	136.37	181.30	-24.78%	136.37	181.30	-24.78%	14.69	19.79	-25.79%
ONFC	Oneida Financial Corp. (MHC)	25.70	26.50	-3.02%	154.60	159.10	-2.83%	234.50	241.30	-2.82%	19.85	20.42	-2.79%
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MH	41.50	44.40	-6.53%	177.10	189.60	-6.59%	177.10	189.60	-6.59%	32.21	34.48	-6.58%
PSBH	PSB Holdings, Inc. (MHC)	39.50	43.40	-8.99%	128.30	140.80	-8.88%	152.10	166.90	-8.87%	13.71	15.05	-8.90%
RCKB	Rockville Financial, Inc. (MHC)	41.50	44.10	-5.90%	179.60	191.00	-5.97%	180.80	192.30	-5.98%	22.55	23.98	-5.96%
ROMA	Roma Financial Corporation (MHC)	NA	NA	NA	204.60	227.70	-10.14%	205.00	228.30	-10.21%	54.63	60.83	-10.19%
SIFI	SI Financial Group, Inc. (MHC)	61.40	61.40	0.00%	151.99	190.00	-20.01%	153.26	191.70	-20.05%	16.58	20.81	-20.33%
	Comparable Average	53.81	58.49	-7.99%	162.25	184.70	-12.16%	176.74	200.27	-11.75%	25.83	29.21	-11.57%
	Comparable Median	41.50	44.25	-6.21%	155.15	186.07	-16.62%	166.40	190.65	-12.72%	19.85	20.81	-4.61%

Source: SNL Securities and FinPro Calculations

RECENT MHC CONVERSION PERFORMANCE

The aftermarket performance of MHC conversions has weakened. Five of the last eight conversions are trading below their IPO price. The percentage change to date is below the 1 month percentage change from the IPO price.

FIGURE 8 – RECENT MHC CONVERSION PERFORMANCE

						Price to Pro Forma	Percent Change from IPO				
Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Fully Converted Book Value (%)	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	07/16/2007	10.0000	NA	NA	NA	-7.90	-6.80	NA	NA	-8.70
Q3'07	Average					NA	(7.90)	(6.80)	NA	NA	(8.70)
	Median					NA	(7.90)	(6.80)	NA	NA	(8.70)
HTWC	Hometown Bancorp, Inc. (MHC)	06/29/2007	10.0000	55.00	8,617	83.48	0.00	0.00	NA	NA	-12.50
TFSL	TFS Financial Corporation (MHC)	04/23/2007	10.0000	68.34	801,450	88.33	17.90	18.00	23.40	18.50	13.90
SUGR	Sugar Creek Financial Corp. (MHC)	04/04/2007	10.0000	55.00	2,868	66.38	0.00	0.00	6.00	6.00	2.00
DLNO	Delanco Bancorp, Inc. (MHC)	04/02/2007	10.0000	55.00	5,769	74.70	0.00	0.00	-5.00	-9.00	-12.50
Q2'07	Average					78.22	4.48	4.50	8.13	NA	(2.28)
	Median					79.09	-	-	6.00	NA	(5.25)
ORIT	Oritani Financial Corp. (MHC)	01/24/2007	10.0000	68.00	94,926	82.84	59.70	54.30	55.00	51.60	31.50
PBCP	Polonia Bancorp (MHC)	01/11/2007	10.0000	55.00	11,990	84.49	NA	1.50	1.00	-0.50	-9.00
MSBF	MSB Financial Corp. (MHC)	01/05/2007	10.0000	55.00	21,372	84.26	23.00	21.50	19.30	16.00	-2.90
Q1'07	Average					83.86	41.35	25.77	25.10	NA	6.53
	Median					84.26	41.35	21.50	19.30	NA	(2.90)
2007 YTD	Average					80.64	13.24	11.06	16.62	13.77	0.23
	Median					83.48	-	0.75	12.65	11.00	(5.80)
MSFN	MainStreet Financial Corporation (MHC)	12/27/2006	10.0000	53.00	1,163	60.17	10.00	10.00	-2.50	-3.50	-7.50
BFFI	Ben Franklin Financial, Inc. (MHC)	10/19/2006	10.0000	55.00	6,965	79.29	7.00	6.50	6.50	9.00	-7.50
VPFG	ViewPoint Financial Group (MHC)	10/03/2006	10.0000	55.00	99,327	79.55	49.90	52.50	53.90	69.40	48.00
FXCB	Fox Chase Bancorp, Inc. (MHC)	10/02/2006	10.0000	55.50	53,070	79.16	29.50	27.90	30.10	35.00	12.60
Q4'06	Average					74.54	24.10	24.23	22.00	NA	11.40
	Median					79.23	19.75	18.95	18.30	NA	2.55
ROMA	Roma Financial Corporation (MHC)	07/12/2006	10.0000	69.00	81,537	79.67	41.00	45.00	46.60	49.80	48.20
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	10.0000	55.00	8,645	79.06	0.00	-1.50	-7.00	-9.70	-14.00
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.0000	55.00	50,046	85.76	10.00	12.00	12.00	12.70	-6.20
Q3'06	Average					81.50	17.00	18.50	17.20	17.40	9.33
	Median					79.67	10.00	12.00	12.00	12.70	(6.20)
MFDB	Mutual Federal Bancorp, Inc. (MHC)	04/06/2006	10.0000	70.00	8,592	74.57	11.30	10.00	14.00	12.50	20.00
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	10.0000	55.00	24,495	80.19	7.00	5.50	2.90	0.10	2.60
Q2'06	Average					77.38	9.15	7.75	8.45	6.30	11.30
	Median					77.38	9.15	7.75	8.45	6.30	11.30
UCBA	United Community Bancorp (MHC)	03/31/2006	10.0000	55.00	30,228	85.06	8.00	8.40	5.50	4.30	21.10
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	10.0000	54.03	22,059	82.27	6.50	5.00	6.00	15.00	22.00
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	10.0000	55.00	8,114	69.72	NA	2.50	0.00	1.00	-2.50
Q1'06	Average					79.02	7.25	5.30	3.83	6.77	13.53
	Median					82.27	7.25	5.00	5.50	4.30	21.10
2006 YTD	Average					77.87	16.38	15.32	14.00	16.30	11.40
	Median					79.42	10.00	9.20	6.25	10.75	7.60
1/1/2006	Average					78.89	15.16	13.63	14.87	15.46	6.93
7/26/2007	Median					79.67	9.00	7.45	6.25	10.75	(0.25)

Source: SNL Securities Data, FinPro Calculations

VALUATION DETERMINATION

FinPro analyzed the pro forma price to core earnings, pro forma price to tangible book and pro forma price to book ratios in combination with one another in determining an appropriate pro forma estimated market value for the Company.

Since the date of the initial appraisal:

- the SNL MHC Index decreased 11.87%, the SNL Thrift Index decreased 12.60% and the S&P 500 and the Dow Jones Industrial Average decreased 2.34% and 0.35%, respectively, as shown in Figure 4;

- during that same period of time, all of the Comparable Group members experienced a decrease in their stock price. The average price decreased 12.22% and the median price decreased 11.65%, as shown in Figure 5; and

- the Company's financial condition and results from operations have weakened during the three months ended June 30, 2007.

The aftermarket performance of recent conversions has weakened with numerous conversions trading below their IPO price. Based upon these factors, it is FinPro's opinion that the estimated value range must be adjusted downward approximately 10%.

Based upon the adjustments defined in the previous section, the Bank priced at the midpoint *as if fully converted* is estimated to be $332,000,000. Based upon a range below and above the midpoint value, the relative values are $282,200,000 at the minimum and $381,800,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $439,070,000. It is assumed that the foundation shares will be issued out of authorized but unissued shares.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 9 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	33,200,000	$	10.00	$	332,000,000
Range:					
- Minimum	28,220,000	$	10.00		282,200,000
- Maximum	38,180,000		10.00		381,800,000
- Super Maximum	43,907,000		10.00		439,070,000

Source: FinPro Inc. Pro forma Model

FIGURE 10 - AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	20.00						
Price-Core Earnings Ratio P/E	Mid	22.22	37.95	35.29	35.94	32.42	33.63	31.37
	Max	24.39						
	Smax	27.03						
	Min	69.44%						
Price-to-Book Ratio P/B	Mid	73.91%	88.30%	87.93%	86.50%	86.53%	88.39%	89.01%
	Max	77.58%						
	Smax	81.10%						
	Min	72.46%						
Price-to-Tangible Book Ratio P/TB	Mid	76.80%	92.20%	90.75%	88.61%	87.93%	91.07%	90.68%
	Max	80.39%						
	Smax	83.75%						
	Min	18.80%						
Price-to-Assets Ratio P/A	Mid	21.50%	22.77%	19.30%	24.52%	20.34%	22.15%	20.47%
	Max	24.06%						
	Smax	26.83%						

Source: FinPro Calculations

FIGURE 11 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	20.00	22.22	73.91%	76.80%	21.50%
Comparable Group Median	33.75	35.29	87.93%	90.75%	19.30%
(Discount) Premium	-40.74%	-37.04%	-15.95%	-15.38%	11.40%

Source: SNL data, FinPro Calculations

As Figure 11 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 37.04% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 15.38% discount to the Comparable Group.

FIGURE 12 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	24.39	27.03	81.10%	83.75%	26.83%
Comparable Group Median	33.75	35.29	87.93%	90.75%	19.30%
(Discount) Premium	-27.73%	-23.41%	-7.77%	-7.72%	39.02%

Source: SNL data, FinPro Calculations

As Figure 12 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 23.41% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 7.72% discount to the Comparable Group.

The Bank pricing at the midpoint for a MHC conversion assuming an issuance of 43.00%, is $145,673,470. Based upon a range below and above the midpoint value, the relative values are $123,822,450 at the minimum and $167,524,490 at the maximum, respectively. At the super maximum of the range, the offering value would be $192,653,160.

FIGURE 13 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $287,959,180 at 43%	12,382,245	$10.00	$123,822,450
Appraised Value - $338,775,510 at 43%	14,567,347	$10.00	$145,673,470
Appraised Value - $389,591,830 at 43%	16,752,449	$10.00	$167,524,490
Appraised Value - $448,030,610 at 43%	19,265,316	$10.00	$192,653,160

Source: FinPro Inc. Pro forma Model

FIGURE 14 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	25.00	28.57	115.21%	122.40%	24.00%
Unadjusted MHC Trading Median	40.25	41.50	155.15%	166.40%	21.20%
(Discount) Premium	-37.89%	-31.16%	-25.74%	-26.44%	13.21%

Source: SNL data, FinPro Calculations

As Figure 14 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 31.16% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 26.44% discount to the Comparable Group.

FIGURE 15 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) MHC	31.25	35.71	133.69%	140.85%	30.84%
Unadjusted MHC Trading Median	40.25	41.50	155.15%	166.40%	21.20%
(Discount) Premium	-22.36%	-13.95%	-13.83%	-15.35%	45.47%

Source: SNL data, FinPro Calculations

As Figure 15 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 13.95% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 15.35% discount to the Comparable Group.

VALUATION CONCLUSION

The Comparable pricing, as well as, the SNL MHC Index have decreased materially since the date of the initial appraisal. Recent MHC offerings have experienced softening aftermarket performance. The Bank's financials have weakened modestly. Based upon these factors, FinPro believes that it is appropriate to reduce the appraised value by approximately 10%.

It is, therefore, FinPro's opinion that as of July 26, 2007, the estimated pro forma market value of the Bank in a full offering including a foundation was $338,775,510 at the midpoint of a range with a minimum of $287,959,180 to a maximum of $389,591,830 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $448,030,610. The shares issued to the foundation will be funded using authorized but unissued shares.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing up to 43.00% will equal 12,382,245 shares, 14,567,347 shares, 16,752,449 shares and 19,265,316 shares at the minimum, midpoint, maximum and super maximum, respectively. Additionally, the Bank will issue 2% of the total appraised value, plus $3.0 million in cash to the charitable foundation.

Respectfully Submitted,



FinPro, Inc.

List of Exhibits
Northfield Bancorp, Inc.

Exhibit

Northfield Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2007
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min	20.00						
	Mid	22.22	37.95	35.29	35.94	32.42	33.63	31.37
	Max	24.39						
	Smax	27.03						
Price-to-Book Ratio P/B	Min	69.44%						
	Mid	73.91%	88.30%	87.93%	86.50%	86.53%	88.39%	89.01%
	Max	77.58%						
	Smax	81.10%						
Price-to-Tangible Book Ratio P/TB	Min	72.46%						
	Mid	76.80%	92.20%	90.75%	88.61%	87.93%	91.07%	90.68%
	Max	80.39%						
	Smax	83.75%						
Price-to-Assets Ratio P/A	Min	18.80%						
	Mid	21.50%	22.77%	19.30%	24.52%	20.34%	22.15%	20.47%
	Max	24.06%						
	Smax	26.83%						

Valuation Parameters

Parameter	Symbol		Value	Note
Prior Twelve Mos. Earning Base	Y			
Period Ended June 30, 2007		$	11,661	(1)
Pre-Conversion Book Value	B			
As of June 30, 2007		$	170,088	
Pre-Conversion Assets	A			
As of June 30, 2007		$	1,287,560	
Return on Money	R		2.94%	(2)
Conversion Expenses		$	4,030	
	X		1.21%	(3)
Proceeds Not Invested		$	40,653	(4)
Estimated ESOP Borrowings		$	27,102	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	903	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		30 Years	
Amort of MRP Amount	N		5 Years	
Estimated MRP Amount		$	13,551	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	2,710	
Stock Foundation Amount		$	6,776	(7)
Stock Foundation Amount	F		2.04%	2.04%
Foundation Opportunity Cost		$	199	
Tax Benefit	Z	$	2,710	(8)
Tax Rate	TAX		40.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	332,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended June 30, 2007.
(2) Net Return assumes a reinvestment rate of 4.90 percent (the 1 year Treasury at June 30, 2007), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 30 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) The Foundation is assumed to be 2% of the gross proceeds.
(8) The after-tax benefit of the Foundation is assumed to be 40% of Foundation.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $332,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $332,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $332,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	33,200,000	$ 10.00	$ 332,000,000
Range:			
- Minimum	28,220,000	$ 10.00	282,200,000
- Maximum	38,180,000	10.00	381,800,000
- Super Maximum	43,907,000	10.00	439,070,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	28,220,000	33,200,000	38,180,000	43,907,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 282,200,000	$ 332,000,000	$ 381,800,000	$ 439,070,000
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	28,220,000	33,200,000	38,180,000	43,907,000
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 282,200,000	$ 332,000,000	$ 381,800,000	$ 439,070,000
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of June 30, 2007
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		28,220,000	33,200,000	38,180,000	43,907,000
Conversion Shares Offered		28,220,000	33,200,000	38,180,000	43,907,000
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 282,200	$ 332,000	$ 381,800	$ 439,070
Plus: Value issued to Foundation	(9)	5,759	6,776	7,792	8,961
Pro Forma Market Capitalization		287,959	338,776	389,592	448,031
Gross Proceeds		282,200	332,000	381,800	439,070
Less: Est. Conversion Expenses		(3,664)	(4,030)	(4,396)	(4,817)
Net Proceeds		278,536	327,970	377,404	434,253
Less: Cash issued to Foundation		(3,000)	(3,000)	(3,000)	(3,000)
Less: ESOP Adjustment	(3)	(23,037)	(27,102)	(31,167)	(35,842)
Less: MRP Adjustment	(3)	(11,518)	(13,551)	(15,584)	(17,921)
Net Proceeds Reinvested		$ 240,981	$ 284,317	$ 327,653	$ 377,490
Estimated Incremental Rate of Return		2.94%	2.94%	2.94%	2.94%
Estimated Incremental Return		$ 7,085	$ 8,359	$ 9,633	$ 11,098
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(461)	(542)	(623)	(717)
Less: Option Expense	(10)	(1,843)	(2,168)	(2,493)	(2,867)
Less: MRP Adjustment	(7)	(1,382)	(1,626)	(1,870)	(2,151)
Pro Forma Net Income		3,399	4,023	4,647	5,363
Earnings Before Conversion		11,661	11,661	11,661	11,661
Earnings Excluding Adjustment		15,060	15,684	16,308	17,024
Earnings Adjustment	(6)	(1,660)	(1,660)	(1,660)	(1,660)
Earnings After Conversion		$ 13,400	$ 14,024	$ 14,648	$ 15,364

Pro Forma Effect of Conversion Proceeds
As of June 30, 2007
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Equity					
Equity at June 30, 2007		$ 170,088	$ 170,088	$ 170,088	$ 170,088
Net Conversion Proceeds		278,536	327,970	377,404	434,253
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		5,759	6,776	7,792	8,961
Less: After Tax Expense of Foundation		(5,255)	(5,866)	(6,475)	(7,177)
Less: ESOP Adjustment	(1)	(23,037)	(27,102)	(31,167)	(35,842)
Less: MRP Adjustment	(2)	(11,518)	(13,551)	(15,584)	(17,921)
Pro Forma Equity		$ 414,573	$ 458,315	$ 502,058	$ 552,362
Less: Intangible	(5)	17,265	17,265	17,265	17,265
Pro Forma Tangible Equity		$ 397,308	$ 441,050	$ 484,793	$ 535,097
Pro Forma Assets					
Total Assets at June 30, 2007		$ 1,287,560	$ 1,287,560	$ 1,287,560	$ 1,287,560
Net Conversion Proceeds		278,536	327,970	377,404	434,253
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		5,759	6,776	7,792	8,961
Less: After Tax Expense of Foundation		(5,255)	(5,866)	(6,475)	(7,177)
Less: ESOP Adjustment	(1)	(23,037)	(27,102)	(31,167)	(35,842)
Less: MRP Adjustment	(2)	(11,518)	(13,551)	(15,584)	(17,921)
Pro-forma Total Assets		1,532,045	1,575,787	1,619,530	1,669,834
Stockholder's Equity Per Share *					
Equity at June 30, 2007		$ 5.91	$ 5.02	$ 4.37	$ 3.80
Estimated Net Proceeds		9.67	9.68	9.69	9.69
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		0.20	0.20	0.20	0.20
Less: After Tax Expense of Foundation		(0.18)	(0.17)	(0.17)	(0.16)
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Equity Per Share *		14.40	13.53	12.89	12.33
Less: Intangible		0.60	0.51	0.44	0.39
Pro Forma Tangible Equity Per Share *		$ 13.80	$ 13.02	$ 12.44	$ 11.94

Pro Forma Effect of Conversion Proceeds
As of June 30, 2007
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.44	$ 0.37	$ 0.32	$ 0.28
Incremental return Per Share	(8)	0.27	0.27	0.27	0.27
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		(0.06)	(0.05)	(0.05)	(0.04)
Pro Forma Earnings Per Share *	(8)	$ 0.50	$ 0.45	$ 0.41	$ 0.37
Shares Utilized for EPS		26,569,034	31,257,687	35,946,340	41,338,292
Pro Forma Ratios					
Price/EPS without Adjustment		17.86	20.00	21.74	24.39
Price/EPS with Adjustment		20.00	22.22	24.39	27.03
Price/Book Value per Share		69.44%	73.91%	77.58%	81.10%
Price/Tangible Book Value		72.46%	76.80%	80.39%	83.75%
Market Value/Assets		18.80%	21.50%	24.06%	26.83%

Shares Calculations					
Shares Sold		28,220,000	33,200,000	38,180,000	43,907,000
Exchange Shares		-	-	-	-
Shares Issued to Foundation		575,918	677,551	779,183	896,061
Shares Outstanding		28,795,918	33,877,551	38,959,183	44,803,061
Less: New ESOP Adjustment		(2,303,673)	(2,710,204)	(3,116,734)	(3,584,244)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	76,789	90,340	103,891	119,475
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		26,569,034	31,257,687	35,946,340	41,338,292
MRP Shares		1,151,836	1,355,102	1,558,367	1,792,122
MRP Shares Amortized this Period		230,367	271,020	311,673	358,424
Option Shares		2,879,591	3,387,755	3,895,918	4,480,306
Option Shares Amortized this Period		575,918	677,551	779,184	896,061
MRP Dilution					
EPS		$ 0.56	$ 0.49	$ 0.45	$ 0.41
Tangible Book Value/Share		$ 13.65	$ 12.90	$ 12.35	$ 11.87
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.54	$ 0.48	$ 0.44	$ 0.40
Tangible Book Value/Share		$ 13.45	$ 12.74	$ 12.22	$ 11.77
Voting Dilution		-9.09%	-9.09%	-9.09%	-9.09%
Pro Forma Tang. Equity to Tang. Assets		26.23%	28.30%	30.26%	32.38%
Pro Forma Core ROAA		0.85%	0.86%	0.87%	0.89%
Pro Forma ROAE		3.61%	3.38%	3.20%	3.02%
Pro Forma Core ROAE		3.21%	3.02%	2.87%	2.73%
Earnings Assuming Foundation Expensed		9,805	9,818	9,833	9,847
EPS Assuming Foundation Expensed		$ 0.37	$ 0.31	$ 0.27	$ 0.24

Northfield Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2007
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$287,959,180	25.00						
Price-Core Earnings Ratio P/E	$338,775,510	28.57	53.81	41.50	45.94	33.25	49.14	41.50
	$389,591,830	32.26						
	$448,030,610	35.71						
	$287,959,180	104.71%						
Price-to-Book Ratio P/B	$338,775,510	115.21%	162.25%	155.15%	157.23%	151.70%	163.55%	154.60%
	$389,591,830	124.38%						
	$448,030,610	133.69%						
	$287,959,180	111.73%						
Price-to-Tangible Book Ratio P/TB	$338,775,510	122.40%	176.74%	166.40%	165.14%	151.70%	174.06%	155.60%
	$389,591,830	131.58%						
	$448,030,610	140.85%						
	$287,959,180	20.68%						
Price-to-Assets Ratio P/A	$338,775,510	24.00%	26.82%	21.20%	28.55%	19.85%	25.48%	22.27%
	$389,591,830	27.23%						
	$448,030,610	30.84%						

Valuation Parameters

Parameter	Symbol		Value
Twelve Months Ended	Y		
Period Ended June 30, 2007		$	11,661 (1)
Pre-Conversion Book Value	B		
As of June 30, 2007		$	170,088
Pre-Conversion Assets	A		
As of June 30, 2007		$	1,287,560
Return on Money	R		2.94% (2)
Conversion Expenses		$	2,650
	X		1.82% (3)
Proceeds Not Invested		$	19,920 (4)
Estimated ESOP Borrowings			13,280
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings			$443 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		30 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	6,640 (6)
MRP Purchases	M		4.00%
MRP Expense		$	1,328
Stock Foundation Amount - Fixed		$	-
Stock Foundation Amount - Variable		$	15,757
Stock Foundation Amount	F		4.65%
Tax Rate	TAX		40.00%
Percentage Sold	PCT		43.88%
Tax Benefit	Z		$0
Earnings Multiple			12

(1) Net income for the twelve months ended June 30, 2007.
(2) Net Return assumes a reinvestment rate of 4.90 percent (the 1 year Treasury at June 30, 2007), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $145,673,470

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $145,673,470

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $145,673,470

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $287,959,180 at 43%	12,382,245	$10.00	$123,822,450
Appraised Value - $338,775,510 at 43%	14,567,347	$10.00	$145,673,470
Appraised Value - $389,591,830 at 43%	16,752,449	$10.00	$167,524,490
Appraised Value - $448,030,610 at 43%	19,265,316	$10.00	$192,653,160

Pro Forma Effect of Conversion Proceeds
As of June 30, 2007

		$ 287,959,180 Independent Valuation	$ 338,775,510 Independent Valuation	$ 389,591,830 Independent Valuation	$ 448,030,610 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		43.00%	43.00%	43.00%	43.00%
Minority Shares		12,382,245	14,567,347	16,752,449	19,265,316
Conversion Proceeds		28,796	33,878	38,959	44,803
Shares Offered		12,382	14,567	16,752	19,265
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 123,822	$ 145,673	$ 167,524	$ 192,653
Plus: Value issued to Foundation	(9)	5,759	6,776	7,792	8,961
Pro Forma Market Capitalization		129,581	152,449	175,316	201,614
Gross Proceeds		123,822	145,673	167,524	192,653
Less: Est. Conversion Expenses		(2,491)	(2,650)	(2,809)	(2,992)
Net Proceeds		121,331	143,023	164,715	189,661
Less: Capital to MHC		-	-	-	-
Less: Cash to Foundation		(3,000)	(3,000)	(3,000)	(3,000)
Less: ESOP Adjustment	(3)	(11,288)	(13,280)	(15,272)	(17,563)
Less: MRP Adjustment	(3)	(5,644)	(6,640)	(7,636)	(8,781)
Net Proceeds Reinvested		$ 101,399	$ 120,103	$ 138,807	$ 160,317
Estimated Incremental Rate of Return		2.94%	2.94%	2.94%	2.94%
Estimated Incremental Return		$ 2,981	$ 3,531	$ 4,081	$ 4,713
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(226)	(266)	(305)	(351)
Less: Option Expense	(10)	(903)	(1,062)	(1,222)	(1,405)
Less: Amortization of MRP	(8)	(677)	(797)	(916)	(1,054)
Pro-forma Net Income		1,175	1,406	1,638	1,903
Earnings Before Conversion		11,661	11,661	11,661	11,661
Earnings Excluding Adjustment		12,836	13,067	13,299	13,564
Earnings Adjustment	(6)	(1,660)	(1,660)	(1,660)	(1,660)
Earnings After Conversion		$ 11,176	$ 11,407	$ 11,639	$ 11,904

Pro Forma Effect of Conversion Proceeds
As of June 30, 2007

		$ 287,959,180 Independent Valuation	$ 338,775,510 Independent Valuation	$ 389,591,830 Independent Valuation	$ 448,030,610 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Equity					
Equity at June 30, 2007		$ 170,088	$ 170,088	$ 170,088	$ 170,088
Net Conversion Proceeds		121,331	143,023	164,715	189,661
Plus: Value issued to the Foundation		5,759	6,776	7,792	8,961
Less: After Tax cost of Foundation		(5,255)	(5,866)	(6,475)	(7,177)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(11,288)	(13,280)	(15,272)	(17,563)
Less: MRP Adjustment	(2)	(5,644)	(6,640)	(7,636)	(8,781)
Pro-forma Equity		$ 274,991	$ 294,101	$ 313,212	$ 335,189
Less: Intangible	(5)	17,265	17,265	17,265	17,265
Pro-forma Tangible Equity		$ 257,726	$ 276,836	$ 295,947	$ 317,924
Pro-forma Assets					
Total Assets at June 30, 2007		$ 1,287,560	$ 1,287,560	$ 1,287,560	$ 1,287,560
Net Conversion Proceeds		121,331	143,023	164,715	189,661
Plus: Value issued to the Foundation		5,759	6,776	7,792	8,961
Less: After Tax cost of Foundation		(5,255)	(5,866)	(6,475)	(7,177)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(11,288)	(13,280)	(15,272)	(17,563)
Less: MRP Adjustment	(2)	(5,644)	(6,640)	(7,636)	(8,781)
Pro-forma Total Assets		$ 1,392,463	$ 1,411,573	$ 1,430,684	$ 1,452,661
Stockholder's Equity Per Share *					
Equity at June 30, 2007		$ 5.91	$ 5.02	$ 4.37	$ 3.80
Estimated Net Proceeds		4.21	4.22	4.23	4.23
Plus: Value issued to the Foundation		0.20	0.20	0.20	0.20
Less: After Tax cost of Foundation		(0.18)	(0.17)	(0.17)	(0.16)
Less: ESOP Stock		(0.39)	(0.39)	(0.39)	(0.39)
Less: MRP Stock		(0.20)	(0.20)	(0.20)	(0.20)
Pro-forma Equity Per Share *		9.55	8.68	8.04	7.48
Less: Intangible		0.60	0.51	0.44	0.39
Pro-forma Tangible Equity Per Share *		$ 8.95	$ 8.17	$ 7.60	$ 7.10

Pro Forma Effect of Conversion Proceeds
As of June 30, 2007

		$ 287,959,180 Independent Valuation	$ 338,775,510 Independent Valuation	$ 389,591,830 Independent Valuation	$ 448,030,610 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.42	$ 0.36	$ 0.31	$ 0.27
Incremental return Per Share	(8)	0.11	0.11	0.11	0.11
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(10)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Normalizing Adjustment Per Share		(0.06)	(0.05)	(0.04)	(0.04)
Pro Forma Earnings Per Share *	(8)	$ 0.40	$ 0.35	$ 0.31	$ 0.28
Shares Utilized for EPS	(8)	27,704,746	32,593,819	37,482,891	43,105,325
Pro-forma Ratios					
Price/EPS without Adjustment		21.74	25.00	28.57	31.25
Price/EPS with Adjustment		25.00	28.57	32.26	35.71
Price/Book Value per Share		104.71%	115.21%	124.38%	133.69%
Price/Tangible Book Value		111.73%	122.40%	131.58%	140.85%
Market Value/Assets		20.68%	24.00%	27.23%	30.84%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) .
(6) Retirement package for former President, gains on sale of branches and securities. tax impacted at 40%.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered		12,382	14,567	16,752	19,265
Price Per Share		10	10	10	10
Gross Proceeds		123,822	145,673	167,524	192,653
Estimated Insider Purchases		-4,000	-4,000	-4,000	-4,000
ESOP Purchases		-11,288	-13,280	-15,272	-17,563
Proceeds to Base Fee On		108,534	128,393	148,252	171,090
Underwriters Percentage		0.80%	0.80%	0.80%	0.80%
Underwriters Fee		868	1,027	1,186	1,369
Other Expense		1,623	1,623	1,623	1,623
Total Expense		2,491	2,650	2,809	2,992
Share Calculations					
Shares Sold		12,382,245	14,567,347	16,752,449	19,265,316
Shares Issued to MHC		15,837,755	18,632,653	21,427,551	24,641,684
Shares Issued to Foundation		575,918	677,551	779,183	896,061
Shares Outstanding		28,795,918	33,877,551	38,959,183	44,803,061
Less: New ESOP Adjustment		(1,128,799)	(1,327,999)	(1,527,199)	(1,756,279)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	37,627	44,267	50,907	58,543
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		27,704,746	32,593,819	37,482,891	43,105,325
MRP Shares		564,399	663,999	763,599	878,139
MRP Shares Amortized this Period		112,880	132,800	152,720	175,628
Option Shares		1,410,999	1,659,999	1,908,999	2,195,349
Option Shares Amortized this Period		282,200	332,000	381,800	439,070

MRP Dilution				
EPS	$ 0.46	$ 0.40	$ 0.35	$ 0.31
BV/Share	$ 8.97	$ 8.21	$ 7.64	$ 7.15
Voting Dilution	-1.92%	-1.92%	-1.92%	-1.92%
Option Dilution				
EPS	$ 0.46	$ 0.40	$ 0.35	$ 0.31
BV/Share	$ 9.00	$ 8.26	$ 7.71	$ 7.23
Voting Dilution	-4.67%	-4.67%	-4.67%	-4.67%
Pro Forma Tang. Equity to Tang. Assets	18.74%	19.85%	20.94%	22.15%
Pro Forma Core ROAA	0.78%	0.79%	0.79%	0.80%
Pro Forma ROAE	4.89%	4.64%	4.42%	4.20%
Pro Forma Core ROAE	4.25%	4.05%	3.87%	3.69%
Earnings Assuming Foundation Expensed	7,581	7,201	6,824	6,387
EPS Assuming Foundation Expensed	$ 0.27	$ 0.22	$ 0.18	$ 0.15

Exhibit 3

Change in Pricing Multiples

Pricing Data as of May 29, 2007 and July 24, 2007

							Price Multiple Changes											
Ticker	Short Name	Market Value ($M)	7/26/2007 Stock Price ($)	Stock Price ($)	Dollar Change ($)	Percentage Change (%)	7/26/2007 Core LTM EPS (x)	5/29/2007 Core LTM EPS (x)	Percentage Change (x)	7/26/2007 Book Value (%)	5/29/2007 Book Value (%)	Percentage Change (%)	7/26/2007 Tangible Bk Value (%)	5/29/2007 Tangible Bk Value (%)	Percentage Change (%)	7/26/2007 Assets (%)	5/29/2007 Assets (%)	Percentage Change (%)
	Comparable Group																	
CSBK	Clifton Savings Bancorp, Inc. (MHC)	284.10	9.98	11.70	(1.72)	-14.70%	54.64	59.63	-8.36%	86.86	95.94	-9.47%	86.86	95.94	-9.47%	29.98	34.97	-14.26%
KRNY	Kearny Financial Corp. (MHC)	863.50	12.06	13.76	(1.70)	-12.35%	63.63	65.91	-3.46%	86.21	91.56	-5.84%	93.97	99.18	-5.26%	34.05	37.75	-9.79%
MGYR	Magyar Bancorp, Inc. (MHC)	72.30	12.20	14.60	(2.40)	-16.44%	47.82	50.35	-5.03%	89.01	97.09	-8.32%	89.01	97.09	-8.32%	14.23	17.02	-16.36%
OSHC	Ocean Shore Holding Company (MHC)	85.90	10.05	13.30	(3.25)	-24.44%	22.90	27.91	-17.93%	82.56	97.03	-14.90%	82.56	97.03	-14.90%	13.78	18.08	-23.80%
ONFC	Oneida Financial Corp. (MHC)	90.30	11.75	12.09	(0.34)	-2.81%	18.12	18.56	-2.36%	89.05	90.51	-1.61%	110.81	112.30	-1.32%	18.13	18.61	-2.56%
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MI	150.00	12.75	13.65	(0.90)	-6.59%	28.78	30.25	-4.85%	93.44	96.83	-3.50%	93.44	96.83	-3.50%	27.62	29.28	-5.68%
PSBH	PSB Holdings, Inc. (MHC)	66.30	9.75	10.70	(0.95)	-8.88%	28.25	30.27	-6.66%	79.97	84.61	-5.48%	88.59	93.38	-5.12%	12.89	14.05	-8.27%
RCKB	Rockville Financial, Inc. (MHC)	280.90	14.35	15.26	(0.91)	-5.96%	29.44	30.81	-4.45%	97.46	100.70	-3.22%	97.82	101.06	-3.21%	20.47	21.63	-5.38%
ROMA	Roma Financial Corporation (MHC)	485.10	14.82	16.50	(1.68)	-10.18%	42.75	45.19	-5.41%	92.40	96.85	-4.60%	92.50	96.95	-4.59%	41.26	44.70	-7.69%
SIFI	SI Financial Group, Inc. (MHC)	126.30	10.17	12.73	(2.56)	-20.11%	38.05	39.43	-3.50%	86.03	97.01	-11.32%	86.44	97.44	-11.29%	15.31	18.83	-18.66%
	Comparable Average	250.47	11.79	13.43	(1.64)	-12.22%	37.44	39.83	-6.00%	88.30	94.81	-6.87%	92.20	98.72	-6.60%	22.77	25.49	-10.67%
	Comparable Median	138.15	11.91	13.48	(1.57)	-11.65%	33.75	35.12	-3.92%	87.93	96.84	-9.20%	90.75	97.06	-6.49%	19.30	20.23	-4.60%

							Price Multiple Changes											
Ticker	Short Name	7/26/2007 Market Value ($M)	7/26/2007 Stock Price ($)	5/29/2007 Stock Price ($)	Dollar Change ($)	Percentage Change (%)	7/26/2007 Core LTM EPS (x)	5/29/2007 Core LTM EPS (x)	Percentage Change (x)	7/26/2007 Book Value (%)	5/29/2007 Book Value (%)	Percentage Change (%)	7/26/2007 Tangible Bk Value (%)	5/29/2007 Tangible Bk Value (%)	Percentage Change (%)	7/26/2007 Assets (%)	5/29/2007 Assets (%)	Percentage Change (%)
	Comparable Group																	
CSBK	Clifton Savings Bancorp, Inc. (MHC)	284.10	9.98	11.70	(1.72)	-14.70%	110.90	130.00	-14.69%	155.70	182.53	-14.70%	155.70	182.53	-14.70%	NA	NA	NA
KRNY	Kearny Financial Corp. (MHC)	863.50	12.06	13.76	(1.70)	-12.35%	NM	NM	NM	182.50	208.20	-12.34%	220.90	252.00	-12.34%	43.04	49.10	-12.34%
MGYR	Magyar Bancorp, Inc. (MHC)	72.30	12.20	14.60	(2.40)	-16.44%	81.30	80.10	1.50%	151.70	176.80	-14.20%	151.70	176.80	-14.20%	15.24	18.46	-17.44%
OSHC	Ocean Shore Holding Company (MHC)	85.90	10.05	13.30	(3.25)	-24.44%	28.70	38.00	-24.47%	136.37	181.30	-24.78%	136.37	181.30	-24.78%	14.69	19.79	-25.79%
ONFC	Oneida Financial Corp. (MHC)	90.30	11.75	12.09	(0.34)	-2.81%	25.70	26.50	-3.02%	154.60	159.10	-2.83%	234.50	241.30	-2.82%	19.85	20.42	-2.79%
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MI	150.00	12.75	13.65	(0.90)	-6.59%	41.50	44.40	-6.53%	177.10	189.60	-6.59%	177.10	189.60	-6.59%	32.21	34.48	-6.58%
PSBH	PSB Holdings, Inc. (MHC)	66.30	9.75	10.70	(0.95)	-8.88%	39.50	43.40	-8.99%	128.30	140.80	-8.88%	152.10	166.90	-8.87%	13.71	15.05	-8.90%
RCKB	Rockville Financial, Inc. (MHC)	280.90	14.35	15.26	(0.91)	-5.96%	41.50	44.10	-5.90%	179.60	191.00	-5.97%	180.80	192.30	-5.98%	22.55	23.98	-5.96%
ROMA	Roma Financial Corporation (MHC)	485.10	14.82	16.50	(1.68)	-10.18%	NA	NA	NA	204.60	227.70	-10.14%	205.00	228.30	-10.21%	54.63	60.83	-10.19%
SIFI	SI Financial Group, Inc. (MHC)	126.30	10.17	12.73	(2.56)	-20.11%	61.40	61.40	0.00%	151.99	190.00	-20.01%	153.26	191.70	-20.05%	16.58	20.81	-20.33%
	Comparable Average	250.47	11.79	13.43	(1.64)	-12.22%	53.81	58.49	-7.99%	162.25	184.70	-12.16%	176.74	200.27	-11.75%	25.83	29.21	-11.57%
	Comparable Median	138.15	11.91	13.48	(1.57)	-11.65%	41.50	44.25	-6.21%	155.15	186.07	-16.62%	166.40	190.65	-12.72%	19.85	20.81	-4.61%

Exhibit 4
Industry Fully Converted Pricing Multiples

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Thrifts											
ABBCD	Abington Bancorp, Inc.	9.34	228.50	38.90	38.90	32.20	32.20	197.60	197.60	24.02	1.87	53.90
ABCW	Anchor BanCorp Wisconsin Inc.	22.85	494.00	15.00	15.00	12.70	12.60	147.00	156.20	10.90	3.15	38.33
ABNJ	American Bancorp of New Jersey, Inc.	10.38	129.40	NM	NM	NM	147.30	122.10	122.10	23.02	1.54	228.57
AF	Astoria Financial Corporation	23.60	2,285.70	16.00	NA	15.00	NA	179.50	212.40	9.91	4.41	64.97
ASBI	Ameriana Bancorp	9.51	28.40	NM	NM	NM	NM	87.70	90.10	6.50	1.68	NM
BBX	BankAtlantic Bancorp, Inc.	7.96	423.60	10.50	20.30	27.50	142.90	90.20	106.00	7.12	2.06	56.55
BFBC	Benjamin Franklin Bancorp, Inc.	13.25	108.40	41.40	NA	25.50	NA	94.70	142.60	11.58	1.81	32.69
BFF	BFC Financial Corporation	3.33	152.60	NM	NA	NM	NA	73.80	140.70	1.59	-	-
BFIN	BankFinancial Corporation	13.79	319.60	43.10	43.10	35.40	35.80	103.20	115.00	20.40	2.03	51.28
BHLB	Berkshire Hills Bancorp, Inc.	28.61	253.10	12.80	12.90	22.20	NA	95.80	177.40	11.59	1.96	32.56
BKMU	Bank Mutual Corporation	10.74	592.80	33.60	33.60	32.60	32.60	126.10	142.90	17.24	2.98	93.94
BKUNA	BankUnited Financial Corporation	16.54	593.60	6.70	6.70	6.40	6.30	73.80	76.60	4.07	0.12	0.77
BOFI	B of I Holding, Inc.	7.48	61.90	20.80	20.80	21.40	23.50	91.10	91.10	7.35	-	-
BRBI	Blue River Bancshares, Inc.	5.58	19.60	27.90	27.90	37.20	37.20	108.60	133.70	8.46	1.61	40.00
BRKL	Brookline Bancorp, Inc.	10.64	634.00	33.30	33.30	32.20	32.20	115.90	127.60	26.73	3.20	224.24
BYFC	Broadway Financial Corporation	10.49	17.20	11.40	11.40	11.50	11.50	96.30	96.30	5.69	1.91	21.98
CARV	Carver Bancorp, Inc.	15.50	38.90	7.80	7.80	15.50	10.50	75.30	86.00	5.25	2.32	36.00
CASH	Meta Financial Group, Inc.	40.20	103.30	11.00	107.40	NM	NM	219.10	236.20	15.49	1.29	520.00
CBNK	Chicopee Bancorp, Inc.	14.29	106.30	39.70	58.60	NA	NA	96.90	96.90	22.66	-	NA
CEBK	Central Bancorp, Inc.	24.50	40.20	NM	NM	35.00	55.60	106.60	113.30	7.10	2.94	102.86
CFBK	Central Federal Corporation	6.37	28.30	NM	79.60	NM	79.60	102.70	102.70	10.87	5.65	450.00
CFFC	Community Financial Corporation	9.90	42.50	11.80	11.80	10.70	10.70	110.20	110.20	9.18	2.63	27.96
CITZ	CFS Bancorp, Inc.	14.17	155.50	29.50	29.70	29.50	33.10	119.30	120.50	12.57	3.39	100.00
CMSB	CMS Bancorp, Inc.	10.50	21.60	NA	NA	NA	NA	NA	NA	NA	-	NA
CSBC	Citizens South Banking Corporation	12.73	100.40	15.90	NA	17.20	NA	119.10	189.70	13.27	2.51	41.89
CTZN	Citizens First Bancorp, Inc.	18.85	158.80	16.30	16.30	16.10	16.10	89.30	95.90	8.94	1.91	38.46
CZWI	Citizens Community Bancorp, Inc.	9.00	64.10	NM	112.50	NM	NM	82.50	90.90	21.19	2.22	881.00
DCOM	Dime Community Bancshares, Inc.	11.44	403.40	16.80	16.80	16.10	16.30	146.50	183.60	12.40	4.90	78.87
DSL	Downey Financial Corp.	53.10	1,479.00	11.40	11.40	8.10	8.20	101.00	101.20	9.92	0.90	8.52
EBTX	Encore Bancshares, Inc.	22.56	221.80	25.60	24.30	NA	NA	163.50	241.80	13.75	-	NA
ESBF	ESB Financial Corporation	9.88	125.60	15.40	15.40	14.50	14.90	103.70	NA	6.65	4.05	58.82
ESBK	Elmira Savings Bank, FSB	20.40	29.60	12.10	NA	18.40	NA	122.50	123.40	7.48	3.92	69.61
ESSA	ESSA Bancorp, Inc.	10.70	181.70	NA	NA	NA	NA	88.90	88.90	20.36	-	NA
FBC	Flagstar Bancorp, Inc.	11.37	687.30	23.70	25.20	11.50	10.30	88.90	88.90	4.59	3.52	50.51
FBEI	First Bancorp of Indiana, Inc.	15.00	27.60	NM	66.40	50.00	37.30	81.10	NA	7.61	4.00	200.00
FBSI	First Bancshares, Inc.	16.59	25.70	34.60	86.20	NM	NA	96.60	97.70	10.65	-	NM
FBTC	First BancTrust Corporation	11.50	26.40	41.10	41.10	25.60	24.30	99.40	104.40	8.82	2.09	53.33
FBTX	Franklin Bank Corp.	12.00	304.20	10.00	10.00	20.00	12.20	77.80	249.50	5.46	-	-
FCAP	First Capital, Inc.	16.38	46.50	13.20	13.20	13.50	13.50	NA	NA	NA	4.15	56.20
FCFL	First Community Bank Corporation of America	16.14	65.70	21.20	NA	21.20	NA	NA	NA	NA	-	-
FCLF	First Clover Leaf Financial Corp.	10.18	92.40	31.80	31.80	39.20	35.40	98.80	112.40	24.44	2.36	92.31
FDEF	First Defiance Financial Corp.	26.03	186.90	13.00	13.00	12.50	12.60	113.50	150.40	12.13	3.84	47.60
FDT	Federal Trust Corporation	5.98	56.20	NM	87.30	22.20	22.60	102.20	102.20	7.90	2.68	62.96
FED	FirstFed Financial Corp.	48.30	773.30	6.90	6.90	6.40	6.40	106.80	106.90	10.08	-	-
FFBH	First Federal Bancshares of Arkansas, Inc.	22.35	108.90	NM	186.30	20.50	20.50	146.60	146.60	13.04	2.86	56.88
FFCH	First Financial Holdings, Inc.	28.37	335.90	13.10	13.10	12.80	12.90	178.00	202.30	12.58	3.52	44.80
FFDF	FFD Financial Corporation	15.90	17.60	12.80	12.80	11.20	11.30	99.30	99.30	10.37	3.52	39.44
FFFD	North Central Bancshares, Inc.	39.25	53.70	13.10	13.10	12.10	12.10	127.90	145.00	10.49	3.57	41.85

Exhibit 4
Industry Fully Converted Pricing Multiples

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FFHS	First Franklin Corporation	13.50	22.70	42.20	NA	26.00	NA	NA	NA	NA	2.67	69.23
FFIC	Flushing Financial Corporation	15.13	321.60	15.80	15.80	14.70	14.70	144.40	157.00	10.57	3.17	44.66
FFNM	First Federal of Northern Michigan Bancorp, In	8.38	24.20	NM	209.50	NM	84.50	72.00	81.00	9.24	2.39	222.22
FFSX	First Federal Bankshares, Inc.	18.74	63.60	15.60	31.50	20.20	24.10	90.80	123.40	9.83	2.24	33.87
FKFS	First Keystone Financial, Inc.	15.40	37.40	55.00	103.20	37.60	84.60	107.70	107.70	7.16	-	-
FMSB	First Mutual Bancshares, Inc.	25.99	174.00	26.00	27.20	18.10	18.20	236.10	236.10	16.92	1.39	25.00
FNFG	First Niagara Financial Group, Inc.	12.02	1,276.60	18.80	NA	16.20	NA	92.40	212.40	15.31	4.66	70.27
FPFC	First Place Financial Corp.	15.62	269.20	11.80	11.30	10.50	10.40	82.60	123.60	8.35	3.97	41.61
FPTB	First PacTrust Bancorp, Inc.	21.98	96.80	22.00	22.00	19.80	19.80	110.00	110.00	11.61	3.37	62.61
FSBI	Fidelity Bancorp, Inc.	16.75	50.10	12.30	12.60	12.20	14.40	109.00	116.00	6.88	3.34	40.88
GLK	Great Lakes Bancorp, Inc.	13.19	144.10	NM	NM	NM	NM	106.20	106.20	15.92	-	-
GSLA	GS Financial Corp.	20.00	24.70	20.80	20.80	12.30	12.30	NA	NA	NA	2.00	24.54
HARL	Harleysville Savings Financial Corporation	15.20	59.60	18.10	18.10	17.90	18.50	119.40	119.40	7.53	4.47	80.00
HBNK	Hampden Bancorp, Inc.	10.20	81.10	NA	NA	NA	NA	79.70	79.70	15.87	1.18	NA
HCBK	Hudson City Bancorp, Inc.	11.88	6,318.10	21.20	21.20	22.40	22.40	126.50	131.10	14.83	2.86	60.38
HFBC	HopFed Bancorp, Inc.	15.53	56.00	13.90	13.90	15.20	14.50	105.70	125.50	7.29	3.09	47.06
HFFC	HF Financial Corp.	17.10	68.40	17.10	17.10	13.50	20.70	110.40	120.00	6.84	2.46	32.87
HIFS	Hingham Institution for Savings	30.81	65.30	15.10	15.10	15.30	15.30	122.70	122.70	9.20	2.60	49.75
HMNF	HMN Financial, Inc.	34.81	148.90	14.00	14.00	16.30	16.30	157.20	163.80	13.20	2.87	46.95
HWFG	Harrington West Financial Group, Inc.	16.00	88.80	19.10	12.30	12.60	11.60	128.80	141.80	7.85	3.12	53.15
IFSB	Independence Federal Savings Bank	10.10	15.70	NM	NM	NM	NM	131.70	131.70	9.88	-	-
IMB	IndyMac Bancorp, Inc.	23.83	1,753.60	8.50	8.30	5.50	5.40	85.30	90.30	5.90	8.39	45.52
JFBI	Jefferson Bancshares, Inc.	11.70	75.40	29.30	29.30	41.80	41.30	NA	NA	NA	2.05	85.71
KNBT	KNBT Bancorp, Inc.	12.90	335.40	40.30	23.80	17.20	19.20	95.20	154.10	11.61	3.10	48.00
LABC	Louisiana Bancorp, Inc.	10.72	68.00	NA	NA	NA	NA	NA	NA	NA	-	NA
LBCP	Liberty Bancorp, Inc.	10.50	50.00	29.20	29.20	26.90	26.90	NA	NA	NA	0.95	25.64
LEGC	Legacy Bancorp, Inc.	13.17	131.90	41.20	56.90	62.70	49.20	93.00	95.10	15.62	1.21	66.67
LSBI	LSB Financial Corp.	24.79	39.60	12.90	12.90	12.60	12.60	112.30	112.30	10.94	4.03	41.62
LSBX	LSB Corporation	15.50	71.30	22.80	NA	NM	NA	120.40	120.40	12.75	3.61	400.00
MAFB	MAF Bancorp, Inc.	53.03	1,747.30	21.00	22.30	22.20	20.40	160.50	255.70	16.72	2.04	43.51
MASB	MASSBANK Corp.	34.00	146.90	25.80	28.40	21.10	22.50	136.90	138.30	17.98	3.29	69.57
MFBC	MFB Corp.	33.60	44.10	13.60	13.70	12.40	13.30	107.50	117.10	8.72	1.96	24.26
MFLR	Mayflower Bancorp, Inc.	11.50	24.10	24.00	25.00	23.50	23.70	122.90	123.20	9.95	3.48	81.63
MFSF	MutualFirst Financial, Inc.	18.00	77.90	16.70	16.70	18.80	18.80	88.90	107.70	8.21	3.33	62.50
NAL	NewAlliance Bancshares, Inc.	13.70	1,554.30	38.10	34.00	29.20	28.10	108.60	185.10	19.48	1.90	39.36
NASB	NASB Financial, Inc.	28.90	231.50	16.10	16.10	12.70	12.80	153.90	156.90	15.02	3.11	39.47
NEBS	New England Bancshares, Inc.	11.28	60.30	NM	70.10	59.40	60.70	105.30	108.50	21.23	1.06	63.16
NFSB	Newport Bancorp, Inc.	12.28	59.90	51.20	51.20	NA	NA	99.30	99.30	19.73	-	NA
NHTB	New Hampshire Thrift Bancshares, Inc.	15.14	76.70	15.80	NA	15.00	NA	124.00	NA	10.12	3.43	51.49
NTBK	NetBank, Inc.	0.27	14.30	NM	NM	NM	NM	6.30	7.70	0.39	-	-
NYB	New York Community Bancorp, Inc.	16.23	5,093.80	33.80	18.20	22.20	19.20	128.10	334.60	17.13	6.16	136.99
OCFC	OceanFirst Financial Corp.	15.86	195.40	NM	NM	69.00	71.80	156.00	156.00	9.54	5.04	260.87
OSBK	Osage Bancshares, Inc.	8.97	32.30	24.90	24.90	32.00	32.00	NA	NA	NA	3.57	109.04
PBCI	Pamrapo Bancorp, Inc.	18.41	91.60	20.00	20.00	16.40	17.30	156.00	156.00	14.40	5.00	82.14
PBCT	People's United Financial, Inc.	16.73	4,999.40	NM	86.20	NA	NA	111.80	114.40	36.42	3.19	NA
PBNY	Provident New York Bancorp	13.53	563.80	26.00	26.00	28.80	29.30	140.10	245.10	20.25	1.48	42.55
PCBI	Peoples Community Bancorp, Inc.	15.30	73.90	NM	NM	NM	NM	84.70	127.70	7.31	3.92	NM
PEDE	Great Pee Dee Bancorp, Inc.	18.70	33.50	23.40	NA	21.00	NA	122.50	NA	13.90	3.42	71.91
PFB	PFF Bancorp, Inc.	16.49	386.20	51.50	51.50	9.60	9.70	103.90	104.30	8.64	4.61	42.11

Exhibit 4
Industry Fully Converted Pricing Multiples

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
PFDC	Peoples Bancorp	18.13	57.00	19.70	NA	21.30	NA	92.40	96.10	11.79	4.19	89.41
PFED	Park Bancorp, Inc.	30.98	38.60	NM	NM	NM	NM	118.70	118.70	16.99	2.32	NM
PFS	Provident Financial Services, Inc.	14.37	911.80	16.30	16.30	17.10	17.60	87.60	166.90	14.81	2.78	47.62
PROV	Provident Financial Holdings, Inc.	19.92	129.50	12.80	12.80	10.30	NA	99.10	99.10	7.36	3.61	27.84
PRTR	Partners Trust Financial Group, Inc.	12.00	521.40	17.70	41.40	23.10	29.90	106.40	217.00	14.29	2.33	53.85
PULB	Pulaski Financial Corp.	13.60	135.70	17.90	17.90	15.10	15.30	169.20	NA	11.95	2.65	38.33
PVFC	PVF Capital Corp.	15.19	117.40	NM	76.00	28.10	28.10	NA	NA	NA	1.95	54.81
PVSA	Parkvale Financial Corporation	29.66	166.50	11.80	11.90	12.70	13.00	128.40	NA	9.03	2.97	35.04
RIVR	River Valley Bancorp	17.85	29.10	13.10	NA	13.80	NA	119.70	119.90	8.63	4.48	61.63
ROME	Rome Bancorp, Inc.	11.44	95.40	31.80	32.10	28.60	28.70	127.80	127.80	30.69	2.80	97.50
RPFG	Rainier Pacific Financial Group, Inc.	15.86	104.20	24.80	24.80	26.90	26.90	108.40	112.40	10.77	1.64	42.37
RVSB	Riverview Bancorp, Inc.	13.93	161.10	13.90	13.90	13.50	13.60	161.60	220.40	19.37	3.16	39.81
SOV	Sovereign Bancorp, Inc.	19.56	9,371.20	16.90	17.10	41.60	33.80	109.20	297.60	11.35	1.64	68.09
SUPR	Superior Bancorp	8.79	305.60	31.40	30.70	38.20	34.20	109.30	203.50	12.42	-	-
SVBI	Severn Bancorp, Inc.	15.28	153.80	13.20	13.20	10.90	10.90	NA	NA	NA	1.57	16.36
SYNF	Synergy Financial Group, Inc.	12.58	143.20	NM	35.70	43.40	36.10	143.40	144.20	15.36	2.23	86.21
THRD	TF Financial Corporation	28.05	80.90	18.50	18.50	14.50	14.50	115.20	123.20	11.48	2.85	40.21
TONE	TierOne Corporation	24.91	449.70	11.30	11.30	10.30	10.30	123.40	143.10	13.07	1.28	11.98
TRST	TrustCo Bank Corp NY	9.35	701.40	21.30	21.30	17.00	16.90	305.10	305.60	20.79	6.84	116.36
TSBK	Timberland Bancorp, Inc.	15.85	111.40	12.80	13.00	13.80	13.90	150.50	166.10	17.84	2.52	32.17
TSH	Teche Holding Company	45.01	99.40	15.00	15.40	14.30	14.50	153.00	162.70	13.89	2.84	38.85
UCFC	United Community Financial Corp.	7.28	220.00	14.00	14.00	10.60	10.60	79.90	91.60	8.13	5.22	67.39
UWBK	United Western Bancorp, Inc.	24.26	176.10	19.60	NA	21.70	NA	160.30	160.30	8.37	0.99	10.71
WAYN	Wayne Savings Bancshares, Inc.	13.25	42.30	19.50	19.50	19.50	19.50	122.90	132.10	10.43	3.62	70.59
WFBC	Willow Financial Bancorp, Inc.	11.43	178.60	22.00	22.70	17.90	NA	85.30	179.40	11.65	4.02	54.58
WFD	Westfield Financial, Inc.	9.09	290.20	37.90	37.90	45.50	43.60	98.90	98.90	28.12	2.20	128.35
WFSL	Washington Federal, Inc.	22.42	1,958.60	14.40	14.40	14.50	14.50	151.20	164.90	19.61	3.75	53.23
WM	Washington Mutual, Inc.	38.61	33,811.60	10.50	10.60	10.60	12.20	141.60	NA	10.77	5.80	59.73
WSB	Washington Savings Bank, F.S.B.	7.93	60.10	22.00	21.90	18.90	19.00	95.30	95.30	13.99	2.02	28.57
WSFS	WSFS Financial Corporation	57.86	363.80	12.60	NA	12.90	NA	182.50	185.00	12.33	0.69	5.78
WVFC	WVS Financial Corp.	16.40	38.00	10.00	10.00	10.50	10.50	121.60	121.60	9.32	3.90	30.57
	All Fully Converted Average		710.27	21.22	31.67	21.22	25.97	117.88	139.89	12.58	2.57	73.68
	All Fully Converted Median		108.65	17.80	20.55	17.55	18.50	109.30	123.30	11.48	2.64	47.81

Exhibit 4
Industry Fully Converted Pricing Multiples

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Mutual Holding Companies											
ABBCD	Abington Bancorp, Inc.	9.34	228.50	27.93	27.93	25.75	25.75	100.31	100.31	21.49	1.87	53.90
ACFC	Atlantic Coast Federal Corporation (MHC)	14.24	194.80	NA	NA	NA	NA	NA	NA	NA	3.93	172.41
ALLB	Alliance Bancorp, Inc. of Pennsylvania (MHC)	9.10	65.80	28.55	NA	31.26	NA	81.67	81.67	14.43	2.20	91.45
BCSB	BCSB Bankcorp, Inc. (MHC)	10.25	60.60	NA	NA	NA	NA	NA	NA	NA	-	NM
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	14.24	190.70	NM	NM	31.37	31.37	96.64	96.64	37.25	0.84	20.00
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	9.13	333.00	NA	NA	NA	NA	NA	NA	NA	-	NA
CFFN	Capitol Federal Financial (MHC)	32.75	2,432.40	38.58	38.58	35.04	34.86	103.92	103.92	25.42	6.11	470.91
CHEV	Cheviot Financial Corp. (MHC)	13.06	121.10	NA	NA	NA	NA	NA	NA	NA	2.45	214.29
COBK	Colonial Bankshares, Inc. (MHC)	11.81	52.40	24.07	24.07	23.92	23.96	84.44	84.44	11.99	-	-
CSBK	Clifton Savings Bancorp, Inc. (MHC)	9.98	284.10	62.77	62.77	54.64	54.64	86.86	86.86	29.98	2.00	222.22
FFCO	FedFirst Financial Corporation (MHC)	9.11	60.60	NM	NM	NM	NM	81.31	82.51	19.34	-	-
FXCB	Fox Chase Bancorp, Inc. (MHC)	11.26	165.30	61.91	61.91	31.39	31.39	80.44	80.44	20.13	-	NA
GCBC	Greene County Bancorp, Inc. (MHC)	12.30	51.10	25.14	25.14	17.45	18.55	85.49	85.49	14.78	4.07	87.72
GOV	Gouverneur Bancorp, Inc. (MHC)	10.85	25.00	25.22	25.22	19.39	21.83	77.02	77.02	17.27	2.95	70.45
HBOS	Heritage Financial Group (MHC)	13.42	146.10	NA	NA	NA	NA	NA	NA	NA	1.79	104.55
HOME	Home Federal Bancorp, Inc. (MHC)	14.22	216.60	25.23	25.23	27.01	27.01	98.54	98.54	25.84	1.55	56.41
ISBC	Investors Bancorp, Inc. (MHC)	12.31	1,387.30	56.13	56.13	35.60	33.46	90.68	90.68	22.56	-	-
JXSB	Jacksonville Bancorp, Inc. (MHC)	13.39	26.60	NA	NA	NA	NA	NA	NA	NA	2.24	103.45
KFED	K-Fed Bancorp (MHC)	13.26	185.20	28.28	27.92	26.94	26.85	96.10	98.30	20.58	3.02	111.43
KFFB	Kentucky First Federal Bancorp (MHC)	10.18	85.00	51.87	51.87	47.98	48.20	82.07	96.14	27.56	3.93	333.33
KRNY	Kearny Financial Corp. (MHC)	12.06	863.50	79.84	77.91	63.63	63.81	86.21	93.97	34.05	1.66	400.00
LSBK	Lake Shore Bancorp, Inc. (MHC)	10.26	67.80	36.99	36.99	27.48	27.48	78.65	78.65	17.65	1.17	31.03
MGYR	Magyar Bancorp, Inc. (MHC)	12.20	72.30	50.75	50.75	47.82	47.82	89.01	89.01	14.23	-	-
MSBF	MSB Financial Corp. (MHC)	9.71	54.60	NA	NA	NA	NA	NA	NA	NA	-	NA
NECB	Northeast Community Bancorp, Inc. (MHC)	9.38	124.10	45.88	45.88	45.41	45.35	79.60	79.60	35.61	-	NA
NVSL	Naugatuck Valley Financial Corp. (MHC)	11.20	83.00	NA	NA	NA	NA	NA	NA	NA	1.79	125.00
NWSB	Northwest Bancorp, Inc. (MHC)	26.03	1,279.30	19.89	19.89	20.91	20.99	100.19	117.22	16.87	3.38	87.23
ONFC	Oneida Financial Corp. (MHC)	11.75	90.30	23.06	23.09	18.12	20.37	89.05	110.81	18.13	4.09	92.31
ORIT	Oritani Financial Corp. (MHC)	13.15	533.30	NM	NM	45.20	48.83	92.36	92.36	34.79	-	NA
OSHC	Ocean Shore Holding Company (MHC)	10.05	85.90	25.66	25.66	22.90	22.90	82.56	82.56	13.78	-	-
PBHC	Pathfinder Bancorp, Inc. (MHC)	10.12	25.10	26.46	26.22	19.99	23.87	72.35	81.68	7.58	4.05	105.13
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	12.75	150.00	27.61	27.61	28.78	28.96	93.44	93.44	27.62	1.57	58.06
PSBH	PSB Holdings, Inc. (MHC)	9.75	66.30	36.80	36.89	28.25	27.71	79.97	88.59	12.89	2.46	100.00
RCKB	Rockville Financial, Inc. (MHC)	14.35	280.90	26.96	28.17	29.44	30.37	97.46	97.82	20.47	-	44.44
ROMA	Roma Financial Corporation (MHC)	14.82	485.10	37.25	37.25	42.75	42.75	92.40	92.50	41.26	1.62	NA
SIFI	SI Financial Group, Inc. (MHC)	10.17	126.30	45.89	51.63	38.05	40.21	86.03	86.44	15.31	1.57	88.89
TFSL	TFS Financial Corporation (MHC)	11.39	3,785.10	NA	NA	NA	NA	NA	NA	NA	-	NA
UBNK	United Financial Bancorp, Inc. (MHC)	12.61	215.30	36.44	35.74	35.36	34.40	90.36	90.46	19.18	1.90	92.00
UCBA	United Community Bancorp (MHC)	12.11	100.50	25.95	44.21	27.59	35.74	90.82	90.82	23.12	2.64	87.88
VPFG	ViewPoint Financial Group (MHC)	14.80	381.70	NA	NA	NA	NA	NA	NA	NA	1.35	NA
WAUW	Wauwatosa Holdings, Inc. (MHC)	15.48	496.30	34.51	34.51	37.16	35.66	94.18	94.18	25.53	-	-
	All MHC's Average	12.64	382.41	36.99	38.12	32.89	33.63	88.39	91.07	22.15	1.66	107.02
	All MHC's Median	12.06	146.10	31.53	35.74	30.35	31.37	89.01	90.68	20.47	1.62	88.39

Exhibit 4

Industry Fully Converted Pricing Multiples

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
ABNJ	American Bancorp of New Jersey, Inc.	10.38	129.40	NM	NM	NM	147.30	122.10	122.10	23.02	1.54	228.57
HCBK	Hudson City Bancorp, Inc.	11.88	6,318.10	21.20	21.20	22.40	22.40	126.50	131.10	14.83	2.86	60.38
OCFC	OceanFirst Financial Corp.	15.86	195.40	NM	NM	69.00	71.80	156.00	156.00	9.54	5.04	260.87
PBCI	Pamrapo Bancorp, Inc.	18.41	91.60	20.00	20.00	16.40	17.30	156.00	156.00	14.40	5.00	82.14
PFS	Provident Financial Services, Inc.	14.37	911.80	16.30	16.30	17.10	17.60	87.60	166.90	14.81	2.78	47.62
SYNF	Synergy Financial Group, Inc.	12.58	143.20	NM	35.70	43.40	36.10	143.40	144.20	15.36	2.23	86.21
AF	Astoria Financial Corporation	23.60	2,285.70	16.00	NA	15.00	NA	179.50	212.40	9.91	4.41	64.97
CARV	Carver Bancorp, Inc.	15.50	38.90	7.80	7.80	15.50	10.50	75.30	86.00	5.25	2.32	36.00
CMSB	CMS Bancorp, Inc.	10.50	21.60	NA	NA	NA	NA	NA	NA	NA	-	NA
DCOM	Dime Community Bancshares, Inc.	11.44	403.40	16.80	16.80	16.10	16.30	146.50	183.60	12.40	4.90	78.87
ESBK	Elmira Savings Bank, FSB	20.40	29.60	12.10	NA	18.40	NA	122.50	123.40	7.48	3.92	69.61
FFIC	Flushing Financial Corporation	15.13	321.60	15.80	15.80	14.70	14.70	144.40	157.00	10.57	3.17	44.66
FNFG	First Niagara Financial Group, Inc.	12.02	1,276.60	18.80	NA	16.20	NA	92.40	212.40	15.31	4.66	70.27
GLK	Great Lakes Bancorp, Inc.	13.19	144.10	NM	NM	NM	NM	106.20	106.20	15.92	-	-
NYB	New York Community Bancorp, Inc.	16.23	5,093.80	33.80	18.20	22.20	19.20	128.10	334.60	17.13	6.16	136.99
PBNY	Provident New York Bancorp	13.53	563.80	26.00	26.00	28.80	29.30	140.10	245.10	20.25	1.48	42.55
PRTR	Partners Trust Financial Group, Inc.	12.00	521.40	17.70	41.40	23.10	29.90	106.40	217.00	14.29	2.33	53.85
ROME	Rome Bancorp, Inc.	11.44	95.40	31.80	32.10	28.60	28.70	127.80	127.80	30.69	2.80	97.50
TRST	TrustCo Bank Corp NY	9.35	701.40	21.30	21.30	17.00	16.90	305.10	305.60	20.79	6.84	116.36
	New York and New Jersey Fully Converted Average		1,015.09	19.67	22.72	23.99	34.14	136.99	177.08	15.11	3.29	87.63
	New York and New Jersey Fully Converted Median		321.60	18.25	20.60	17.75	20.80	127.95	156.50	14.82	2.86	69.94
COBK	Colonial Bankshares, Inc. (MHC)	11.81	52.40	24.07	24.07	23.92	23.96	84.44	84.44	11.99	-	-
CSBK	Clifton Savings Bancorp, Inc. (MHC)	9.98	284.10	62.77	62.77	54.64	54.64	86.86	86.86	29.98	2.00	222.22
ISBC	Investors Bancorp, Inc. (MHC)	12.31	1,387.30	56.13	56.13	35.60	33.46	90.68	90.68	22.56	-	-
KRNY	Kearny Financial Corp. (MHC)	12.06	863.50	79.84	77.91	63.63	63.81	86.21	93.97	34.05	1.66	400.00
MGYR	Magyar Bancorp, Inc. (MHC)	12.20	72.30	50.75	50.75	47.82	47.82	89.01	89.01	14.23	-	-
MSBF	MSB Financial Corp. (MHC)	9.71	54.60	NA	NA	NA	NA	NA	NA	NA	-	NA
ORIT	Oritani Financial Corp. (MHC)	13.15	533.30	NM	NM	45.20	48.83	92.36	92.36	34.79	-	NA
OSHC	Ocean Shore Holding Company (MHC)	10.05	85.90	25.66	25.66	22.90	22.90	82.56	82.56	13.78	-	-
ROMA	Roma Financial Corporation (MHC)	14.82	485.10	37.25	37.25	42.75	42.75	92.40	92.50	41.26	1.62	NA
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	14.24	190.70	NM	NM	31.37	31.37	96.64	96.64	37.25	0.84	20.00
GCBC	Greene County Bancorp, Inc. (MHC)	12.30	51.10	25.14	25.14	17.45	18.55	85.49	85.49	14.78	4.07	87.72
GOV	Gouverneur Bancorp, Inc. (MHC)	10.85	25.00	25.22	25.22	19.39	21.83	77.02	77.02	17.27	2.95	70.45
LSBK	Lake Shore Bancorp, Inc. (MHC)	10.26	67.80	36.99	36.99	27.48	27.48	78.65	78.65	17.65	1.17	31.03
NECB	Northeast Community Bancorp, Inc. (MHC)	9.38	124.10	45.88	45.88	45.41	45.35	79.60	79.60	35.61	-	NA
ONFC	Oneida Financial Corp. (MHC)	11.75	90.30	23.06	23.09	18.12	20.37	89.05	110.81	18.13	4.09	92.31
	New York and New Jersey MHC's Average		291.17	41.06	40.90	35.41	35.94	86.50	88.61	24.52	1.23	83.98
	New York and New Jersey MHC's Median		90.30	37.12	37.12	33.49	32.42	86.53	87.93	20.34	0.84	31.03

Exhibit 4
Industry Fully Converted Pricing Multiples

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Group											
CSBK	Clifton Savings Bancorp, Inc. (MHC)	9.98	284.10	62.77	62.77	54.64	54.64	86.86	86.86	29.98	2.00	222.22
KRNY	Kearny Financial Corp. (MHC)	12.06	863.50	79.84	77.91	63.63	63.81	86.21	93.97	34.05	1.66	400.00
MGYR	Magyar Bancorp, Inc. (MHC)	12.20	72.30	50.75	50.75	47.82	47.82	89.01	89.01	14.23	-	-
OSHC	Ocean Shore Holding Company (MHC)	10.05	85.90	25.66	25.66	22.90	22.90	82.56	82.56	13.78	-	-
ONFC	Oneida Financial Corp. (MHC)	11.75	90.30	23.06	23.09	18.12	20.37	89.05	110.81	18.13	4.09	92.31
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	12.75	150.00	27.61	27.61	28.78	28.96	93.44	93.44	27.62	1.57	58.06
PSBH	PSB Holdings, Inc. (MHC)	9.75	66.30	36.80	36.89	28.25	27.71	79.97	88.59	12.89	2.46	100.00
RCKB	Rockville Financial, Inc. (MHC)	14.35	280.90	26.96	28.17	29.44	30.37	97.46	97.82	20.47	-	44.44
ROMA	Roma Financial Corporation (MHC)	14.82	485.10	37.25	37.25	42.75	42.75	92.40	92.50	41.26	1.62	NA
SIFI	SI Financial Group, Inc. (MHC)	10.17	126.30	45.89	51.63	38.05	40.21	86.03	86.44	15.31	1.57	88.89
	Comparable Average	11.79	250.47	41.66	42.17	37.44	37.95	88.30	92.20	22.77	1.50	111.77
	Comparable Median	11.91	138.15	37.02	37.07	33.75	35.29	87.93	90.75	19.30	1.60	88.89
	All Fully Converted Average		710.27	21.22	31.67	21.22	25.97	117.88	139.89	12.58	2.57	73.68
	All Fully Converted Median		108.65	17.80	20.55	17.55	18.50	109.30	123.30	11.48	2.64	47.81
	All MHC's Average		382.41	36.99	38.12	32.89	33.63	88.39	91.07	22.15	1.66	107.02
	All MHC's Median		146.10	31.53	35.74	30.35	31.37	89.01	90.68	20.47	1.62	88.39
	New York and New Jersey Fully Converted Average		1,015.09	19.67	22.72	23.99	34.14	136.99	177.08	15.11	3.29	87.63
	New York and New Jersey Fully Converted Median		321.60	18.25	20.60	17.75	20.80	127.95	156.50	14.82	2.86	69.94
	New York and New Jersey MHC's Average		291.17	41.06	40.90	35.41	35.94	86.50	88.61	24.52	1.23	83.98
	New York and New Jersey MHC's Median		90.30	37.12	37.12	33.49	32.42	86.53	87.93	20.34	0.84	31.03

END